SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02044600

SEC MAIL PROCESSING SECTION RECEIVED JUL 31 2002 WASH, D.C. 155

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K (filed July 31, 2002)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-47712 ~~333-90550~~
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, July 30, 2002.

Long Beach Securities Corp.
(Registrant)

By [signature], Vice President
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 200_, that the information set forth in this statement is true and complete.

By______________________
(Name)

____
(Title)

202938 v02.SE (4CL602!.DOC)
(26425.0009)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2002

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of August 1, 2002, providing for the issuance of Asset-Backed Certificates, Series 2002-3)

(Exact name of registrant as specified in its charter)

Delaware	333-90550	33-0917586
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1100 Town & Country Road Suite 1600 Orange, California	92868
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (714) 541-5378

Item 5. Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated July 30, 2002, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2002-3, Asset-Backed Certificates, Series 2002-3 (the "2002-3 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of August 1, 2002, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer"), the Federal National Mortgage Association ("Fannie Mae") as guarantor with respect to the Class I-A Certificates and the Class I-S1 Certificates (the "Fannie Mae Certificates"), Wachovia Bank, National Association as trustee and Deutsche Bank National Trust Company as trust administrator. Fannie Mae will exchange Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates, Fannie Mae Grantor Trust 2002-T13 (the "Guaranteed Certificates") with Depositor for the Fannie Mae Certificates pursuant to the Commitment Letter dated as of July 30, 2002 among Fannie Mae, Registrant, Master Servicer and Greenwich Capital Markets, Inc. The Registrant, Master Servicer, Greenwich Capital Markets, Inc. and Deutsche Bank Securities, Inc. (together, Greenwich Capital Markets, Inc. and Deutsche Bank Securities, Inc. are the "Co-Representatives"), Banc of America Securities LLC, Credit Suisse First Boston, Morgan Stanley and UBS Warburg, LLC have entered into an Underwriting Agreement dated as of July 30, 2002 for the purchase of the Class II-A Certificates and Class II-S1 Certificates, (the "Offered Certificates", collectively with the Guaranteed Certificates the "Underwritten Certificates"). The 2002-3 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fully amortizing fixed rate and adjustable rate, first lien and second lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Co-Representatives have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Co-Representatives. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Co-Representatives at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits.

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
99.1	Computations Materials (as defined in Item 5) that have been provided by Greenwich Capital Markets, Inc. and Deutsche Bank Securities, Inc. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2002-3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2002

LONG BEACH SECURITIES CORP.

By: ______________________________
Name: Jeffery A. Sorensen
Title: Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 5) that have been provided by Greenwich Capital Markets, Inc. and Deutsche Bank Securities, Inc. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2002-3	P

EXHIBIT 99.1

FILED BY PAPER

Long Beach Mortgage

Specialty Home Loans

Washington Mutual

Marketing Materials
$1,000,000,000 (Approximate)

XL CAPITAL ASSURANCE

Certificate Insurer

Fannie Mae Grantor Trust 2002-T13
Offered Classes: A1 & S1

Long Beach Mortgage Loan Trust 2002-3
Offered Classes: II-A1 & II-S1

Long Beach Mortgage Company
(A subsidiary of Washington Mutual, Inc.)
Seller and Master Servicer

July 15, 2002

GREENWICH CAPITAL   Deutsche Bank

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Issuer's Information Supplement and Fannie Mae Information Statement (the "Fannie Mae Prospectus") and the Issuer's final Prospectus and Prospectus Supplement (the "Prospectus"), as applicable. An offering may be made only through the delivery of the Fannie Mae Prospectus or the Prospectus, as applicable.

Fannie Mae Grantor Trust 2002-T13

The Class A1 and Class S1 Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates correspond to the Class I-A and Class I-S1 Certificates of Long Beach Mortgage Loan Trust 2002-3, respectively. Only the Class I-A and Class I-S1 Certificates of Long Beach Mortgage Loan Trust 2002-3 will be guaranteed by Fannie Mae.

Long Beach Mortgage Loan Trust 2002-3

Class[1,2]	Principal Amount	WAL (Yrs) Call/Mat[3]	Payment Window (Mths) Call/Mat[3]	Expected Rating (Moody's/Fitch/S&P)	Assumed Final Distribution	Certificate Type
I-A [4]	$500,000,000	2.86/3.10	1-88/1-196	Fannie Mae Guaranty	August 2032	Floating Rate
II-A1 [4]	$300,000,000	2.89/3.14	1-88/1-197	Aaa/AAA/AAA	August 2032	Floating Rate
II-A2 [4]	$200,000,000			Not subject to this Term Sheet		
I-S1	Notional	N/A	N/A	Fannie Mae Guaranty	July 2005	Fixed Rate IO
II-S1	Notional	N/A	N/A	Aaa/AAA/AAA	July 2005	Fixed Rate IO

(1) *The Class I-A and Class I-S1 Certificates are backed by the cashflow from a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans. The Class II-A1, Class II-A2 and II-S1 Certificates are backed by the cashflow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The principal balance the Class I-A, Class II-A1 and Class II-A2 Certificates are subject to a 10% variance.*

(2) *The Certificates are subject to a 10% Clean-up Call (as described herein).*

(3) *See "Pricing Prepayment Speed" below.*

(4) *The Class I-A, Class II-A1 and Class II-A2 Certificates are subject to the Net WAC Rate (as described herein). The margin on the Class I-A, Class II-A1 and Class II-A2 Certificates doubles after the first date on which the Clean-up Call is exercisable.*

Seller and Master Servicer:	Long Beach Mortgage Company ("***Long Beach***").
Sub-Servicer:	Washington Mutual Bank, FA
Trustee:	Wachovia Bank, National Association.
Trust Administrator:	Deutsche Bank National Trust Company
Lead Underwriters:	Greenwich Capital Markets, Inc. and Deutsche Bank Securities Inc.
Co-Underwriters:	Banc of America Securities LLC Credit Suisse First Boston Morgan Stanley & Co., Incorporated UBS Warburg, LLC
Dealer:	WaMu Capital Corp.

Certificates:

The Class I-A and Class II-A1 Certificates and the Class I-S1 Certificates and the Class II-S1 Certificates (together, the "***Class S1 Certificates***") are the subject of this Term Sheet and are referred to herein as the "***Offered Certificates***." The Trust will also issue Class II-A2, Class I-S2, Class II-S2, Class I-C, Class II-C, Class I-P, Class II-P, Class R and Class R-X Certificates, which are not offered.

The Class II-A1 and Class II-A2 Certificates will be referred to herein as the "***Class II-A Certificates***." The Class I-A Certificates and the Class II-A Certificates will be referred to herein as the "***Class A Certificates***."

The Class I-A and Class I-S1 Certificates will be referred to herein as the "***Group I Certificates***." The Class II-A1, Class II-A2 and II-S1 Certificates will be referred to herein as the "***Group II Certificates***."

The payments on the Group I and Group II Certificates will be insured by a certificate insurance policy issued by the Certificate Insurer. The Class I-A Certificates and the Class I-S1 Certificates will be guaranteed by Fannie Mae (***"Fannie Mae Certificates"***). The Fannie Mae Certificates will serve as collateral for the Class A1 and Class S1 Certificates, which will be issued and guaranteed by Fannie Mae ("***Fannie Mae Grantor Trust Certificates***"). The Fannie Mae Grantor Trust Certificates represent ownership in the corresponding class of the Fannie Mae Certificates.

The Class I-S2 and Class II-S2 Certificates will be referred to herein as the "***Class S2 Certificates***." The Class S1 and Class S2 Certificates will be referred to herein as the "***Class S Certificates***."

Certificate Insurer: XL Capital Assurance Inc.

Guaranty Provider: Fannie Mae.

Rating Agencies: Standard and Poor's, a division of The McGraw-Hill Companies, Inc. ("***S&P***"), Moody's Investors Service, Inc. ("***Moody's***") and Fitch Ratings, Inc. ("***Fitch***") will rate the Offered Certificates other than the Fannie Mae Certificates.

Registration: The Offered Certificates will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Status: The Offered Certificates will be treated as REMIC regular interests for Federal income tax purposes.

ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Fannie Mae Grantor Trust Certificates will constitute "legal investments" for purposes of SMMEA. The Class II-A1, Class II-A2 and Class II-S1 Certificates are ***not*** expected to constitute "mortgage related securities" for purposes of SMMEA.
Cut-off Date:	August 1, 2002.
Expected Pricing Date:	July [16], 2002.
Expected Closing Date:	August 2, 2002.
Expected Settlement Date:	August 5, 2002.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2002.
Accrued Interest:	The price to be paid by investors for the Class A Certificates will include accrued interest from the Closing Date up to, but not including the Settlement Date [3 days]. The price to be paid by investors for the Class S1 Certificates will include accrued interest from August 1, 2002 up to, but not including, the Settlement Date [4 days].
Accrual Period:	The "***Accrual Period***" for the Class A Certificates with respect to any Distribution Date will be the period beginning on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The Accrual Period for the Class S Certificates with respect to any Distribution Date will be the calendar month immediately preceding such Distribution Date (based on a 360-day year consisting of twelve 30-day months).
Record Date:	With respect to the Class A Certificates, the business day immediately preceding the Distribution Date. With respect to the Class S Certificates, the last business day of the month immediately preceding the Distribution Date (for the first Distribution Date, the Closing Date).
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, remaining at 20% thereafter) ARM Loans: 27% CPR

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

The Policy: The Certificate Insurer will guarantee timely payment of interest on the Offered Certificates and the ultimate payment of principal on the Class A Certificates.

The Fannie Mae Guaranty: Fannie Mae will guarantee timely payment of interest on the Fannie Mae Certificates at the applicable Pass-Through Rate and the ultimate payment of principal on the Class I-A Certificates should the Certificate Insurer fail to make a required payment under the Policy with respect to the Class I-A and Class I-S1 Certificates. Fannie Mae will also guaranty timely payment of interest on the Fannie Mae Grantor Trust Certificates and the ultimate payment of principal on the Class A1 Certificates. **The Group II Certificates and the Class S2 Certificates will not benefit from the Fannie Mae Guaranty.**

Mortgage Loans: As of the Cut-off Date, the aggregate scheduled principal balance of the Mortgage Loans will be approximately $999,993,085, of which: (i) approximately $500,118,301 consists of a pool of conforming balance, first lien, fixed and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***"), and (ii) approximately $499,874,784 consists of a pool of conforming and non-conforming balance, first and second lien, fixed and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***").

The information related to the Mortgage Loans described herein reflects information as of the Cut-off Date. However, it is expected that as of the Closing Date, certain of the Mortgage Loans may be taken out of the trust while certain other Mortgage Loans may be added to the trust. It is expected that the characteristics of the Mortgage Loans on the Closing Date will not be materially different than that described herein. **The initial principal balance of the Mortgage Loans on the Closing Date is expected to be approximately $1,000,000,000 (with approximately $500,000,000 in each loan group).**

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan for any Distribution Date shall be equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the servicing fee rate and the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan for any Distribution Date will be equal to the applicable maximum mortgage rate for such Mortgage Loan (or the mortgage rate in the case of any fixed-rate Mortgage Loans) as of the first day of the month preceding the month in which the Distribution Date occurs minus the servicing fee rate and the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" for the Class A Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate. The Pass-Through Rate for the Class I-S1 Certificates will be 5.25%. The Pass-Through Rate for the Class II-S1 Certificates will be 4.25%. The Pass-Through Rate for the Class I-S2 Certificates will be 4.25%. The Pass-Through Rate for the Class II-S2 Certificates will be 4.25%.

Formula Rate:

The "***Formula Rate***" for each of the Class A Certificates will be the lesser of (i) One-Month LIBOR plus the related margin and (ii) the Maximum Cap Rate.

Group I Net WAC Rate:

The "***Group I Net WAC Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class I-A Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the aggregate principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Certificate Insurer Premium with respect to the Group I Certificates for such Distribution Date, (B) the Guaranty Fee with respect to the Group I Certificates for such Distribution Date, (C) the product of (I) the Pass-Through Rate for the Class I-S1 Certificates for such Distribution Date and (II) the Class I-S1 Notional Amount immediately prior to such Distribution Date and (D) the product of (I) the Pass-Through Rate for the Class I-S2 Certificates for such Distribution Date and (II) the Class I-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate principal balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Group II Net WAC Rate:

The "***Group II Net WAC Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class II-A Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the aggregate principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Certificate Insurer Premium with respect to the Group II Certificates for such Distribution Date, (B) the product of (I) the Pass-Through Rate for the Class II-S1 Certificates for such Distribution Date and (II) the Class II-S1 Notional Amount immediately prior to such Distribution Date and (C) the product of (I) the Pass-Through Rate for the Class II-S2 Certificates for such Distribution Date and (II) the Class II-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate principal balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Group I Maximum Cap Rate:

The "***Group I Maximum Cap Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class I-A Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the aggregate principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Certificate Insurer Premium with respect to the Group I Certificates for such Distribution Date, (B) the Guaranty Fee with respect to the Group I Certificates for such Distribution Date, (C) the product of (I) the Pass-Through Rate for the Class I-S1 Certificates for such Distribution Date and (II) the Class I-S1 Notional Amount immediately prior to such Distribution Date and (D) the product of (I) the Pass-Through Rate for the Class I-S2 Certificates for such Distribution Date and (II) the Class I-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate principal balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Group II Maximum Cap Rate:

The "***Group II Maximum Cap Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class II-A Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the aggregate principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Certificate Insurer Premium with respect to the Group II Certificates for such Distribution Date, (B) the product of (I) the Pass-Through Rate for the Class II-S1 Certificates for such Distribution Date and (II) the Class II-S1 Notional Amount immediately prior to such Distribution Date and (C) the product of (I) the Pass-Through Rate for the Class II-S2 Certificates for such Distribution Date and (II) the Class II-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate principal balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Group I Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for the Class I-A Certificates is limited by the Group I Net WAC Rate, the "***Group I Net WAC Rate Carryover Amount***" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest accrued on such class based on the Group I Net WAC Rate and (ii) the unpaid portion of any Group I Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate for the most recently ended Accrual Period. Any Group I Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. **Neither the Policy nor the Fannie Mae Guaranty will cover any Net WAC Rate Carryover Amounts.**

Group II Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for the Class II-A Certificates is limited by the Group II Net WAC Rate, the "***Group II Net WAC Rate Carryover Amount***" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest accrued on such class based on the Group II Net WAC Rate and (ii) the unpaid portion of any Group II Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate for the most recently ended Accrual Period. Any Group II Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. **The Policy will not cover any Net WAC Rate Carryover Amounts.**

Group I Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a "***Group I Yield Maintenance Agreement***" to make payments in respect of the Group I Net WAC Rate Carryover Amount to the Class I-A Certificates. The notional balance of the Group I Yield Maintenance Agreement will be based upon the aggregate principal balance of the Group I Mortgage Loans amortized at the Prepayment Pricing Speed. The strike price on the Group I Yield Maintenance Agreement will be equal to [6.50]%, but not greater than [8.25]%. The Group I Yield Maintenance Agreement will terminate after the Distribution Date in February 2005.

Group II Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a "***Group II Yield Maintenance Agreement***" to make payments in respect of the Group II Net WAC Rate Carryover Amount to the Class II-A Certificates. The notional balance of the Group II Yield Maintenance Agreement will be based upon the aggregate principal balance of the Group II Mortgage Loans amortized at the Prepayment Pricing Speed. The strike price on the Group II Yield Maintenance Agreement will be equal to [6.50]%, but not greater than [8.25]%. The Group II Yield Maintenance Agreement will terminate after the Distribution Date in February 2005.

Credit Enhancement:

Credit Enhancement is provided by excess interest, overcollateralization, cross-collateralization, the Policy and in the case of the Fannie Mae Certificates only, the Fannie Mae Guaranty.

Group I Net Monthly Excess Cashflow:

The "***Group I Net Monthly Excess Cashflow***" for any Distribution Date is equal to the sum of (a) any Group I Overcollateralization Release Amount and (b) the excess of (x) the Group I Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Group I Monthly Interest Distributable Amounts for the Class I-A, Class I-S1 and Class I-S2 Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class I-A Certificates and Class I-S1 Certificates, (C) the Certificate Insurer Premium, with respect to the Group I Certificates (D) the Guaranty Fee with respect to the Group I Certificates (E) any reimbursements to the Certificate Insurer paid out of the Group I Interest Remittance Amount and/or Fannie Mae and (F) the Group I Principal Remittance Amount.

Overcollateralized Amount:

The "***Overcollateralized Amount***" for either loan group for any Distribution Date is equal to the excess of the aggregate principal balance of the related group of Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) over the sum of the aggregate principal balance of the related Class A Certificates and the related Class P Certificates (after giving effect to distributions of principal to be made on such Distribution Date, other than distributions of the related Extra Principal Distribution Amount, if any). On the Closing Date, the related Overcollateralized Amount will be equal to zero. In order to reach the related Overcollateralization Target Amount or to the extent the related Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Group I Overcollateralization Target Amount:

The "***Group I Overcollateralization Target Amount***" means with respect to any Distribution Date (i) prior to the Distribution Date in September 2005, [2.00]% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date, (ii) on or after the Distribution Date in September 2005, provided a Trigger Event is not in effect, the greater of (x) the lesser of (I) [2.00]% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date and (II) [4.00]% of the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) and (y) [0.50]% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date, and (iii) if a Trigger Event is in effect, the Group I Overcollateralization Target Amount for the immediately preceding Distribution Date.

Group II Overcollateralization Target Amount:

The "***Group II Overcollateralization Target Amount***" means with respect to any Distribution Date (i) prior to the Distribution Date in September 2005, [2.00]% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date, (ii) on or after the Distribution Date in September 2005, provided a Trigger Event is not in effect, the greater of (x) the lesser of (I) [2.00]% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date and (II) [4.00]% of the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) and (y) [0.50]% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date, and (iii) if a Trigger Event is in effect, the Group II Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Deficiency Amount:

An "***Overcollateralization Deficiency Amount***" with respect to either loan group and any Distribution Date equals the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date (assuming that 100% of the aggregate related Principal Remittance Amount is applied as a principal payment on such Distribution Date).

Overcollateralization Release Amount:

The "***Overcollateralization Release Amount***" for either loan group means, with respect to any Distribution Date, the lesser of (x) the related Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the related Overcollateralized Amount for such Distribution Date (assuming that 100% of the aggregate related Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the related Overcollateralization Target Amount for such Distribution Date.

Trigger Event:

A "***Trigger Event***" for either loan group is in effect with respect to any Distribution Date if either a related Delinquency Event or a related Cumulative Loss Event is in effect on such Distribution Date.

Delinquency Event:

A "***Delinquency Event***" for either group is in effect if the related 60+ day delinquency amount as a percentage of the aggregate principal balance of the related group of Mortgage Loans exceeds [20]%. The 60+ day delinquency calculation includes 60+ day delinquencies, REOs, foreclosures and any bankruptcy loans excluding loans which are current (for this purpose, less than 60 days delinquent) under a bankruptcy plan.

Cumulative Loss Event:

A Cumulative Loss Event for either loan group will have occurred if cumulative Realized Losses (as a percentage of the aggregate principal balance of the related group of Mortgage Loans as of the Cut-off Date) exceed the applicable percentages below during the related period of time:

Distribution Date	Cumulative Losses/Original
37 – 48	[2.50]% for the first month plus an additional 1/12th of 1.75% for each month thereafter
49 – 60	[4.25]% for the first month plus an additional 1/12th of 1.00% for each month thereafter
61 – 72	[5.25]% for the first month plus an additional 1/12th of 0.75% for each month thereafter
73 – 84	[6.00]% for the first month plus an additional 1/12th of 0.75% for each month thereafter
85 and thereafter	[6.75]% for each month

Class S Notional Schedule:

The notional amounts for each of the Class SI Certificates for each Distribution Date will be equal to the lesser of (i) the aggregate principal balance of the mortgage loans in the related loan group and (ii) the amount on the schedule below. The notional amounts for each of the Class S2 Certificates for each Distribution Date will be equal to amount on the schedule below.

Month	I-S1	II-S1	Month	I-S2	II-S2
1	119,300,000	130,500,000	1	41,000,000	41,000,000
2	119,100,000	130,400,000	2	41,000,000	41,000,000
3	118,900,000	130,100,000	3	41,000,000	41,000,000
4	118,600,000	129,700,000	4	41,000,000	41,000,000
5	118,300,000	129,200,000	5	41,000,000	41,000,000
6	104,700,000	118,000,000	6	41,000,000	41,000,000
7	104,400,000	117,400,000	7	41,000,000	41,000,000
8	104,000,000	116,700,000	8	41,000,000	41,000,000
9	103,600,000	116,000,000	9	41,000,000	41,000,000
10	103,200,000	115,300,000	10	41,000,000	41,000,000
11	92,500,000	104,400,000	11	41,000,000	41,000,000
12	92,100,000	103,600,000	12	41,000,000	41,000,000
13	91,500,000	102,700,000	13	41,000,000	41,000,000
14	91,000,000	101,900,000	14	41,000,000	41,000,000
15	90,500,000	101,000,000	15	41,000,000	41,000,000
16	80,800,000	91,000,000	16	41,000,000	41,000,000
17	80,200,000	90,100,000	17	41,000,000	41,000,000
18	79,700,000	89,200,000	18	41,000,000	41,000,000
19	79,200,000	88,400,000	19	41,000,000	41,000,000
20	78,700,000	87,600,000	20	41,000,000	41,000,000
21	70,200,000	78,700,000	21	41,000,000	41,000,000
22	69,700,000	77,900,000	22	41,000,000	41,000,000
23	69,300,000	77,200,000	23	41,000,000	41,000,000
24	68,500,000	76,000,000	24	41,000,000	41,000,000
25	67,800,000	74,900,000	25	35,700,000	34,000,000
26	60,200,000	66,800,000	26	35,700,000	34,000,000
27	59,600,000	65,800,000	27	35,700,000	34,000,000
28	59,000,000	64,900,000	28	35,700,000	34,000,000
29	58,500,000	64,000,000	29	35,700,000	34,000,000
30	58,100,000	63,500,000	30	35,700,000	34,000,000
31	49,200,000	54,200,000			
32	48,900,000	53,600,000			
33	48,600,000	53,300,000			
34	48,300,000	52,200,000			
35	48,100,000	50,500,000			

Group I Interest Distributions:

On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account that portion of Group I Available Funds for such Distribution Date consisting of the Group I Interest Remittance Amount and distribute it in the following order of priority, in each case to the extent of the Group I Interest Remittance Amount remaining for such Distribution Date.

(i) To the Certificate Insurer, the Certificate Insurer Premium for the Group I Certificates;
(ii) To Fannie Mae, the Guaranty Fee;
(iii) Concurrently, to the holders of the Class I-A and Class I-S1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such classes for such Distribution Date, allocated between such classes *pro rata* based on their respective entitlements;
(iv) To Fannie Mae, any previously unreimbursed advances under the Fannie Mae Guaranty; and
(v) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Group I Certificates;
(vi) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Group II Certificates (to the extent not paid from the Group II Interest Remittance Amount or the Group II Net Monthly Excess Cashflow);
(vii) To the holders of the Class I-S2 Certificates, the Monthly Interest Distributable Amount for such Distribution Date.

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any prepayment interest shortfalls, to the extent not covered by the Master Servicer, will be allocated, first, to the interest distribution amount with respect to the Class I-C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Group I Certificates and the Class I-S2 Certificates on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date. The Fannie Mae Certificates will not incur any Relief Act shortfalls or any prepayment interest shortfalls, as long as Fannie Mae does not default on its obligation. **The Policy will not cover any Relief Act shortfalls or any prepayment interest shortfalls.**

Group II Interest Distributions: On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account that portion of Group II Available Funds for such Distribution Date consisting of the Group II Interest Remittance Amount and distribute it in the following order of priority, in each case to the extent of the Group II Interest Remittance Amount remaining for such Distribution Date.

(i) To the Certificate Insurer, the Certificate Insurer Premium for the Group II Certificates;
(ii) Concurrently, to the holders of the Class II-A1, Class II-A2 and Class II-S1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such classes for such Distribution Date, allocated between such classes *pro rata* based on their respective entitlements;
(iii) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Group II Certificates;
(iv) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Group I Certificates (to the extent not paid from the Group I Interest Remittance Amount or the Group I Net Monthly Excess Cashflow);
(v) To the holders of the Class II-S2 Certificates, the Monthly Interest Distributable Amount for such Distribution Date.

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any prepayment interest shortfalls, to the extent not covered by the Master Servicer, will be allocated, first, to the interest distribution amount with respect to the Class II-C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Group II Certificates and the Class II-S2 Certificates on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date. **The Policy will not cover any Relief Act shortfalls or prepayment interest shortfalls.**

Group I Principal Distributions: On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account that portion of Group I Available Funds for such Distribution Date consisting of the Group I Principal Remittance Amount and distribute it to the holders of the Class I-A Certificates in an amount equal to the Group I Principal Distribution Amount.

Group II Principal Distributions: On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account that portion of Group II Available Funds for such Distribution Date consisting of the Group II Principal Remittance Amount and distribute it to the holders of the Class II-A1 and Class II-A2 Certificates in an amount equal to the Group II Principal Distribution Amount., *pro rata*, based on their certificate principal balances.

Group I Overcollateralization Provisions:

With respect to any Distribution Date, any Group I Net Monthly Excess Cashflow will be paid as follows:

(i) To the holders of the Class I-A Certificates, in an amount equal to any Group I Extra Principal Distribution Amount, payable to such holders as part of the Group I Principal Distribution Amount;

(ii) Concurrently, to the holders of the Class I-A Certificates and the Class I-S1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, to the extent remaining unpaid after distribution of Group I Interest Remittance Amount on such Distribution Date, allocated between such classes, *pro rata*, based on their respective entitlements;

(iii) To Fannie Mae, any previously unreimbursed advances under the Fannie Mae Guaranty (to the extent not paid from Group I Interest Remittance Amount);

(iv) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Class I-A Certificates and the Class I-S1 Certificates (to the extent not paid from Group I Interest Remittance Amount);

(v) To the holders of the Class II-A1 and Class II-A2 Certificates in an amount equal to any Group II Overcollateralization Deficiency Amount remaining after all distributions for Group II Certificates and the Class II-S2 Certificates are made on such Distribution Date, *pro rata*, based on their certificate principal balances;

(vi) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Group II Certificates (to the extent not paid from Group II Interest Remittance Amount, the Group II Net Monthly Excess Cashflow or the Group I Interest Remittance Amount);

(vii) To the holders of the Class I-S2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such class;

(viii) To make payments to the Group I Net WAC Reserve Fund, to the extent required to pay the holders of the Class I-A Certificates any Group I Net WAC Rate Carryover Amount for such classes;

(ix) To the holders of the Class I-C Certificates as provided in the pooling agreement;

(x) If such Distribution Date follows the prepayment period during which occurs the latest date on which a prepayment charge may be required to be paid in respect of any Group I Mortgage Loan, to the holders of the Class I-P Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof is reduced to zero; and

(xi) Any remaining amounts to the holders of the Class R Certificates as provided in the pooling agreement.

On each Distribution Date, after making the distributions of the Group I Available Funds, the Trust Administrator will withdraw from the Group I Net WAC Reserve Fund the amount deposited therein pursuant to clause (viii) above and will distribute these amounts to the holders of the Class I-A Certificates, as described in the pooling agreement.

On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account all amounts representing prepayment charges in respect of the Group I Mortgage Loans received during the related Prepayment Period and will distribute these amounts to the holders of the Class I-P Certificates.

Group II Overcollateralization Provisions:

With respect to any Distribution Date, any Group II Net Monthly Excess Cashflow will be paid as follows:

(i) To the holders of the Class II-A1 and Class II-A2 Certificates in an amount equal to any Group II Extra Principal Distribution Amount, payable to such holders as part of the Group II Principal Distribution Amount, *pro rata*, based on their certificate principal balances;

(ii) Concurrently, to the holders of the Class II-A1, Class II-A2 and Class II-S1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, to the extent remaining unpaid after distribution of Group II Interest Remittance Amount on such Distribution Date, allocated between such classes, *pro rata*, based on their respective entitlements;

(iii) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Class II-A1, Class II-A2 and Class II-S1 Certificates (to the extent not paid from the Group II Interest Remittance Amount);

(iv) To the holders of the Class I-A Certificates, in an amount equal to any Group I Overcollateralization Deficiency Amount remaining after all distributions for Group I Certificates and Class I-S2 Certificates are made on such Distribution Date;

(v) To the Certificate Insurer, any previously unreimbursed advances under the Policy with respect to the Group I Certificates (to the extent not paid from Group I Interest Remittance Amount, the Group I Net Monthly Excess Cashflow or the Group II Interest Remittance Amount);

(vi) To the holders of the Class II-S2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such class;

(vii) To make payments to the Group II Net WAC Reserve Fund, to the extent required to pay the holders of the Class II-A1 and Class II-A2 Certificates any Group II Net WAC Rate Carryover Amount for such classes;

(viii) To the holders of the Class II-C Certificates as provided in the pooling agreement;

(ix) If such Distribution Date follows the prepayment period during which occurs the latest date on which a prepayment charge may be required to be paid in respect of any Group II Mortgage Loan, to the holders of the Class II-P Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof is reduced to zero; and

(x) Any remaining amounts to the holders of the Class R Certificates as provided in the pooling agreement.

On each Distribution Date, after making the distributions of the Group II Available Funds, the Trust Administrator will withdraw from the Group II Net WAC Reserve Fund the amount deposited therein pursuant to clause (vii) above and will distribute these amounts to the holders of the Class II-A1 and Class II-A2 Certificates, *pro rata*, based on their certificate principal balances, as described in the pooling agreement.

On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account all amounts representing prepayment charges in respect of the Group II Mortgage Loans received during the related Prepayment Period and will distribute these amounts to the holders of the Class II-P Certificates.

Realized Losses:	"***Realized Loss***" means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan. All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the related Net Monthly Excess Cashflow and second in reduction of the related Overcollateralized Amount represented by the related Class C Certificates. **The Offered Certificates will benefit from the Policy if Realized Losses reduce the Certificate Principal Balance of the related Class A Certificates below the aggregate principal balance of the related Mortgage Loans. To the extent that the Certificate Insurer fails to make a required payment under the Policy with respect to the Group I Certificates, such certificates will benefit from the Fannie Mae Guaranty.**
Group I Principal Distribution Amount:	The "***Group I Principal Distribution Amount***" is the sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Group I Overcollateralization Release Amount for such Distribution Date, and (ii) the Group I Extra Principal Distribution Amount for such Distribution Date.
Group II Principal Distribution Amount:	The "***Group II Principal Distribution Amount***" is the sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Group II Overcollateralization Release Amount for such Distribution Date, and (ii) the Group II Extra Principal Distribution Amount for such Distribution Date.
Group I Extra Principal Distribution Amount:	The "***Group I Extra Principal Distribution Amount***" with respect to any Distribution Date is the lesser of (x) the Group I Net Monthly Excess Cashflow for such Distribution Date and (y) the Group I Overcollateralization Deficiency Amount for such Distribution Date.
Group II Extra Principal Distribution Amount:	The "***Group II Extra Principal Distribution Amount***" with respect to any Distribution Date is the lesser of (x) the Group II Net Monthly Excess Cashflow for such Distribution Date and (y) the Group II Overcollateralization Deficiency Amount for such Distribution Date.
Group I Interest Remittance Amount:	The "***Group I Interest Remittance Amount***" with respect to any Distribution Date is that portion of the Group I Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to compensating interest paid by the Master Servicer with respect to the Group I Mortgage Loans.

Group II Interest Remittance Amount:

The "***Group II Interest Remittance Amount***" with respect to any Distribution Date is that portion of the Group II Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to compensating interest paid by the Master Servicer with respect to the Group II Mortgage Loans.

Monthly Interest Distributable Amount:

The "***Monthly Interest Distributable Amount***" for any Distribution Date and each class of Offered Certificates and the Class S2 Certificates equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such class (or Notional Amount in the case of the Class S Certificates) immediately prior to such Distribution Date reduced by any net prepayment interest shortfalls allocated to such class and by any shortfalls resulting from the application of the Relief Act allocated to such class.

Group I Principal Remittance Amount:

The "***Group I Principal Remittance Amount***" means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group I Mortgage Loans, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group I Mortgage Loans.

Group II Principal Remittance Amount:

The "***Group II Principal Remittance Amount***" means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group II Mortgage Loans, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group II Mortgage Loans.

Unpaid Interest Shortfall Amount:

The "***Unpaid Interest Shortfall Amount***" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period. **The Fannie Mae Certificates will not incur any Relief Act shortfalls or any prepayment interest shortfalls, as long as Fannie Mae does not default on its obligation. The holders of the Offered Certificates, other than the Fannie Mae Certificates, will not be entitled to reimbursement for any Relief Act shortfalls or any prepayment interest shortfalls, to the extent not covered by the Master Servicer. The holders of the Class A Certificates will not be entitled to any Net WAC Rate Carryover Amount, other than through a disbursement of related Net Monthly Excess Cashflow and amounts received on account of the related Yield Maintenance Agreement (through the use of the related Net WAC Reserve Fund), if available, pursuant to the "Overcollateralization Provisions" sections herein.**

Group I Available Funds:

With respect to any Distribution Date, "***Group I Available Funds***" will be equal to the sum of the following amounts with respect to the Group I Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee or the Trust Administrator: (i) the aggregate amount of monthly payments on the Group I Mortgage Loans due on the related Due Date and received by the Determination Date (as defined in the pooling agreement), after deduction of (x) the servicing fee in respect of the Group I Mortgage Loans for such Distribution Date and any accrued and unpaid servicing fees in respect of the Group I Mortgage Loans in respect of any prior Distribution Dates and (y) the Group I trust administrator fee for such Distribution Date and any accrued and unpaid Group I trust administrator fee for any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Group I Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Group I Mortgage Loans occurring during the related prepayment period, excluding prepayment charges and (iii) payments from the Master Servicer in connection with advances and prepayment interest shortfalls in respect of the Group I Mortgage Loans for such Distribution Date. The holders of the Class I-P Certificates will be entitled to all prepayment charges received on the Group I Mortgage Loans and such amounts will not be part of Group I Available Funds or available for distribution with respect to the Group I Certificates or the Class I-S2 Certificates.

Group II Available Funds: With respect to any Distribution Date, "***Group II Available Funds***" will be equal to the sum of the following amounts with respect to the Group II Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee or the Trust Administrator: (i) the aggregate amount of monthly payments on the Group II Mortgage Loans due on the related Due Date and received by the Determination Date (as defined in the pooling agreement), after deduction of (x) the servicing fee in respect of the Group II Mortgage Loans for such Distribution Date and any accrued and unpaid servicing fees in respect of the Group II Mortgage Loans in respect of any prior Distribution Dates and (y) the Group II trust administrator fee for such Distribution Date and any accrued and unpaid Group II trust administrator fee for any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Group II Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Group II Mortgage Loans occurring during the related prepayment period, excluding prepayment charges and (iii) payments from the Master Servicer in connection with advances and prepayment interest shortfalls in respect of the Group II Mortgage Loans for such Distribution Date. The holders of the Class II-P Certificates will be entitled to all prepayment charges received on the Group II Mortgage Loans and such amounts will not be part of Group II Available Funds or available for distribution with respect to the Group II Certificates or the Class II-S2 Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to certain of the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, neither the final prospectus supplement relating to such securities nor an information supplement relating to other securities discussed in this communication has been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement and the Fannie Mae Prospectus relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement and final Fannie Mae Prospectus may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Group I Mortgage Loans
As of the Cut-off Date

TOTAL CURRENT BALANCE:	$500,118,301.48		
NUMBER OF LOANS:	3,832		
		Minimum	**Maximum**
AVG CURRENT BALANCE:	$130,511.04	$19,782.85	$431,338.74
WAVG GROSS COUPON:	9.4069 %	5.8000 %	13.0000 %
WAVG GROSS MARGIN:	5.7008 %	4.2500 %	6.9900 %
WAVG INITIAL RATE CAP:	1.1463 %	1.0000 %	3.0000 %
WAVG SUBSEQUENT RATE CAP:	1.0000 %	1.0000 %	1.0000 %
WAVG MINIMUM RATE:	9.4159 %	5.8000 %	13.0000 %
WAVG MAXIMUM RATE:	15.4237 %	11.8000 %	19.4000 %
WAVG NEXT RESET:	22 months	3 months	59 months
WAVG COMBINED ORIGINAL LTV:	79.31 %	17.65 %	95.00 %
WAVG ORIGINAL TERM:	358 months	120 months	360 months
WAVG REMAINING TERM:	356 months	119 months	359 months
WAVG FICO SCORE:	576	0	882
PREPAYMENT BREAKDOWN ($):	83.89 % Prepayment Penalty, 16.11 % No Prepayment Penalty		
TOP STATE CONC ($):	34.77 % California, 11.44 % Colorado, 7.63 % Texas		
MAXIMUM ZIP CODE CONC ($):	0.57 % 94509		
FIRST PAY DATE:		Jul 01, 2001	Aug 01, 2002
PAID TO DATE:		May 01, 2002	Sep 01, 2002
NEXT ADJUSTMENT DATE:		Nov 01, 2002	Jul 01, 2007
MATURE DATE:		Jul 01, 2012	Jul 01, 2032

PRINCIPAL BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19,782.85 - 50,000.00	296	$12,002,439.54	2.40%
50,000.01 - 100,000.00	1,327	99,027,335.19	19.80
100,000.01 - 150,000.00	864	106,770,488.47	21.35
150,000.01 - 200,000.00	659	114,174,618.34	22.83
200,000.01 - 250,000.00	409	91,202,555.58	18.24
250,000.01 - 300,000.00	260	71,425,091.98	14.28
300,000.01 - 350,000.00	15	4,724,885.02	0.94
350,000.01 - 400,000.00	1	359,548.62	0.07
400,000.01 - 431,338.74	1	431,338.74	0.09
Total	3,832	$500,118,301.48	100.00%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	1	$28,481.05	0.01%
180	59	4,975,224.88	0.99
240	7	444,740.43	0.09
360	3,765	494,669,855.12	98.91
Total	3,832	$500,118,301.48	100.00%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
119 - 120	1	$28,481.05	0.01%
171 - 180	59	4,975,224.88	0.99
231 - 240	7	444,740.43	0.09
341 - 350	2	224,280.96	0.04
351 - 359	3,763	494,445,574.16	98.87
Total	3,832	$500,118,301.48	100.00%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,868	$373,747,735.40	74.73%
PUD	243	39,141,305.61	7.83
Manufactured Housing	356	31,551,475.11	6.31
Condominium	200	27,508,367.39	5.50
2-4 Units	156	27,203,795.04	5.44
Townhouse	9	965,622.93	0.19
Total	3,832	$500,118,301.48	100.00%

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,664	$481,036,283.87	96.18%
Non-owner	147	16,349,129.26	3.27
Second Home	21	2,732,888.35	0.55
Total	3,832	$500,118,301.48	100.00%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,769	$237,372,411.34	47.46%
Purchase	1,510	194,145,248.07	38.82
Rate/Term Refinance	553	68,600,642.07	13.72
Total	3,832	$500,118,301.48	100.00%

COMBINED ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
17.65 - 20.00	2	$99,908.49	0.02%
20.01 - 25.00	7	367,189.11	0.07
25.01 - 30.00	9	609,358.97	0.12
30.01 - 35.00	8	893,560.66	0.18
35.01 - 40.00	17	1,332,182.88	0.27
40.01 - 45.00	19	1,681,611.65	0.34
45.01 - 50.00	30	2,523,315.84	0.50
50.01 - 55.00	51	5,871,975.72	1.17
55.01 - 60.00	74	9,581,478.33	1.92
60.01 - 65.00	190	21,760,520.95	4.35
65.01 - 70.00	230	28,533,669.10	5.71
70.01 - 75.00	363	45,695,189.68	9.14
75.01 - 80.00	1,338	185,602,974.24	37.11
80.01 - 85.00	1,077	132,206,568.03	26.44
85.01 - 90.00	369	56,013,088.17	11.20
90.01 - 95.00	48	7,345,709.66	1.47
Total	3,832	$500,118,301.48	100.00%

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	49	$3,595,877.42	0.72%
Alaska	6	971,592.39	0.19
Arizona	83	9,393,602.36	1.88
Arkansas	33	2,604,409.50	0.52
California	956	173,882,331.92	34.77
Colorado	351	57,205,281.81	11.44
Connecticut	13	2,195,106.13	0.44
Delaware	3	321,323.77	0.06
Florida	182	18,976,049.96	3.79
Georgia	50	5,366,143.96	1.07
Hawaii	3	457,716.52	0.09
Idaho	11	896,763.63	0.18
Illinois	179	21,814,193.91	4.36
Indiana	61	4,834,450.17	0.97

STATE (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Iowa	23	1,603,648.83	0.32
Kansas	19	1,454,007.19	0.29
Kentucky	10	786,961.06	0.16
Louisiana	59	4,183,210.55	0.84
Maryland	15	2,023,529.20	0.40
Massachusetts	53	10,112,800.71	2.02
Michigan	148	13,974,439.68	2.79
Minnesota	44	6,066,798.09	1.21
Mississippi	36	2,426,789.18	0.49
Missouri	66	4,565,164.39	0.91
Montana	24	2,796,310.12	0.56
Nebraska	37	2,852,175.43	0.57
Nevada	27	3,144,620.45	0.63
New Hampshire	11	1,222,206.53	0.24
New Jersey	32	4,790,762.99	0.96
New Mexico	29	2,598,486.50	0.52
New York	68	12,616,371.84	2.52
North Carolina	135	11,220,229.69	2.24
North Dakota	3	196,016.20	0.04
Ohio	106	9,590,417.44	1.92
Oklahoma	35	2,647,278.45	0.53
Oregon	91	12,500,394.57	2.50
Pennsylvania	34	2,779,156.29	0.56
Rhode Island	3	392,316.98	0.08
South Carolina	28	2,129,856.86	0.43
South Dakota	5	671,482.52	0.13
Tennessee	38	3,022,885.26	0.60
Texas	397	38,177,304.42	7.63
Utah	65	8,332,225.05	1.67
Vermont	1	218,251.73	0.04
Virginia	33	3,854,056.70	0.77
Washington	149	21,790,738.03	4.36
West Virginia	5	319,791.13	0.06
Wisconsin	15	1,638,860.16	0.33
Wyoming	8	903,913.81	0.18
Total	3,832	$500,118,301.48	100.00%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,066	$385,698,328.43	77.12%
Limited Documentation	85	12,268,015.25	2.45
Stated Income Documentation	681	102,151,957.80	20.43
Total	3,832	$500,118,301.48	100.00%

CREDIT GRADE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A	317	$54,121,935.56	10.82%
A1	224	34,992,850.00	7.00
A2	979	135,237,712.38	27.04
A3	20	2,780,828.49	0.56
A4	171	25,503,570.00	5.10
A5	108	16,741,653.12	3.35
AA	152	24,925,325.06	4.98
B-1	467	44,553,027.10	8.91
B-2	95	10,050,780.78	2.01
B-3	71	7,624,571.84	1.52
B-4	5	757,155.53	0.15
B-5	8	844,761.14	0.17
B1	371	41,498,859.58	8.30
B2	76	10,442,995.16	2.09
B3	55	7,185,061.42	1.44
B4	200	29,545,564.01	5.91
C	394	40,625,994.69	8.12
D	119	12,685,655.62	2.54
Total	3,832	$500,118,301.48	100.00%

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	69	$5,500,386.17	1.10%
401 - 450	26	3,168,146.08	0.63
451 - 500	718	81,686,044.99	16.33
501 - 550	1,166	136,868,850.62	27.37
551 - 600	678	88,038,513.29	17.60
601 - 650	629	94,847,263.84	18.96
651 - 700	397	62,816,222.52	12.56
701 - 750	112	20,745,451.15	4.15
751 - 800	34	6,083,368.42	1.22
801 - 850	2	321,586.29	0.06
851 - 882	1	42,468.11	0.01
Total	3,832	$500,118,301.48	100.00%

GROSS COUPON (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.800 - 6.000	4	$944,041.48	0.19%
6.001 - 7.000	146	29,935,738.79	5.99
7.001 - 8.000	500	90,436,663.72	18.08
8.001 - 9.000	613	92,302,598.13	18.46
9.001 - 10.000	817	108,909,336.82	21.78
10.001 - 11.000	818	92,400,692.24	18.48
11.001 - 12.000	677	65,088,573.08	13.01
12.001 - 13.000	257	20,100,657.22	4.02
Total	3,832	$500,118,301.48	100.00%

MAXIMUM RATE (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.800 - 12.000	4	$944,041.48	0.21%
12.001 - 13.000	137	28,265,532.54	6.19
13.001 - 14.000	453	81,872,534.20	17.92
14.001 - 15.000	528	81,159,727.90	17.76
15.001 - 16.000	734	99,652,662.25	21.81
16.001 - 17.000	746	85,258,855.00	18.66
17.001 - 18.000	624	61,011,654.51	13.35
18.001 - 19.000	222	18,537,054.45	4.06
19.001 - 19.400	2	173,471.51	0.04
Total	3,450	$456,875,533.84	100.00%

MINIMUM RATE (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.800 - 6.000	4	$944,041.48	0.21%
6.001 - 7.000	138	28,378,385.40	6.21
7.001 - 8.000	454	82,159,665.35	17.98
8.001 - 9.000	526	80,759,743.89	17.68
9.001 - 10.000	736	100,128,078.39	21.92
10.001 - 11.000	753	86,334,748.74	18.90
11.001 - 12.000	621	60,325,891.28	13.20
12.001 - 13.000	218	17,844,979.31	3.91
Total	3,450	$456,875,533.84	100.00%

GROSS MARGIN (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.250 - 4.500	84	$15,462,321.73	3.38%
4.501 - 5.000	816	135,238,627.46	29.60
5.001 - 5.500	5	598,931.83	0.13
5.501 - 6.000	1,437	190,587,984.41	41.72
6.001 - 6.500	618	61,931,920.13	13.56
6.501 - 6.990	490	53,055,748.28	11.61
Total	3,450	$456,875,533.84	100.00%

NEXT ADJUSTMENT DATE (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
November 2002	11	$1,121,526.42	0.25%
December 2002	20	3,196,866.71	0.70
June 2003	1	166,715.01	0.04
August 2003	1	57,565.95	0.01
November 2003	4	411,803.44	0.09
January 2004	4	545,333.96	0.12
February 2004	1	247,170.26	0.05
March 2004	7	744,999.25	0.16
April 2004	52	6,418,940.30	1.40
May 2004	1,016	141,367,593.45	30.94
June 2004	1,923	258,917,866.91	56.67
July 2004	126	14,072,617.62	3.08
January 2005	1	178,157.52	0.04
April 2005	7	747,400.75	0.16
May 2005	80	8,785,845.76	1.92
June 2005	176	18,063,592.29	3.95
July 2005	16	1,396,328.79	0.31
March 2007	3	386,221.99	0.08
July 2007	1	48,987.46	0.01
Total	3,450	$456,875,533.84	100.00%

INITIAL RATE CAP (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	3,142	$423,456,383.06	92.69%
3.000	308	33,419,150.78	7.31
Total	3,450	$456,875,533.84	100.00%

SUBSEQUENT RATE CAP (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	3,450	$456,875,533.84	100.00%
Total	3,450	$456,875,533.84	100.00%

Group II Mortgage Loans
As of the Cut-off Date

TOTAL CURRENT BALANCE:	$499,874,784.01					
NUMBER OF LOANS:	2,655					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$188,276.75		$10,978.37		$998,784.10	
WAVG GROSS COUPON:	8.8252	%	5.8000	%	15.0500	%
WAVG GROSS MARGIN:	5.5283	%	4.2500	%	7.7500	%
WAVG INITIAL RATE CAP:	1.2002	%	1.0000	%	3.0000	%
WAVG SUBSEQUENT RATE CAP:	1.0000	%	1.0000	%	1.0000	%
WAVG MINIMUM RATE:	8.7123	%	5.8000	%	15.0500	%
WAVG MAXIMUM RATE:	14.7192	%	11.8000	%	21.0500	%
WAVG NEXT RESET:	22	months	3	months	58	months
WAVG COMBINED ORIGINAL LTV:	78.65	%	16.96	%	100.00	%
WAVG ORIGINAL TERM:	352	months	120	months	360	months
WAVG REMAINING TERM:	350	months	117	months	359	months
WAVG FICO SCORE:	602		0		794	

PREPAYMENT BREAKDOWN ($): 79.61 % Prepayment Penalty, 20.39 % No Prepayment Penalty

TOP STATE CONC ($): 50.87 % California, 8.41 % Colorado, 5.43 % Texas
MAXIMUM ZIP CODE CONC ($): 0.95 % 94015

FIRST PAY DATE:	Nov 01, 2001	Aug 01, 2002
PAID TO DATE:	May 01, 2002	Sep 01, 2002
NEXT ADJUSTMENT DATE:	Nov 01, 2002	Jun 01, 2007
MATURE DATE:	May 01, 2012	Jul 01, 2032

PRINCIPAL BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10,978.37 - 50,000.00	543	$19,135,132.34	3.83%
50,000.01 - 100,000.00	716	51,648,915.57	10.33
100,000.01 - 150,000.00	307	37,440,600.18	7.49
150,000.01 - 200,000.00	204	35,213,496.05	7.04
200,000.01 - 250,000.00	114	25,361,296.37	5.07
250,000.01 - 300,000.00	74	20,343,784.17	4.07
300,000.01 - 350,000.00	196	64,015,905.57	12.81
350,000.01 - 400,000.00	169	63,574,091.74	12.72
400,000.01 - 450,000.00	83	35,376,044.00	7.08
450,000.01 - 500,000.00	78	37,648,539.23	7.53
500,000.01 - 550,000.00	36	18,894,672.82	3.78
550,000.01 - 600,000.00	46	26,839,239.94	5.37
600,000.01 - 650,000.00	32	20,246,235.45	4.05
650,000.01 - 700,000.00	15	10,137,286.45	2.03
700,000.01 - 750,000.00	18	13,227,286.67	2.65
750,000.01 - 800,000.00	8	6,229,803.84	1.25
800,000.01 - 850,000.00	4	3,342,956.18	0.67
850,000.01 - 900,000.00	4	3,517,648.56	0.70
900,000.01 - 950,000.00	4	3,711,767.25	0.74
950,000.01 - 998,784.10	4	3,970,081.63	0.79
Total	2,655	$499,874,784.01	100.00%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	1	$39,417.57	0.01%
180	148	7,431,571.00	1.49
240	422	21,034,469.82	4.21
360	2,084	471,369,325.62	94.30
Total	2,655	$499,874,784.01	100.00%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
117 - 120	1	$39,417.57	0.01%
171 - 180	148	7,431,571.00	1.49
231 - 240	422	21,034,469.82	4.21
341 - 350	1	78,792.81	0.02
351 - 359	2,083	471,290,532.81	94.28
Total	2,655	$499,874,784.01	100.00%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,066	$393,403,548.34	78.70%
PUD	230	53,886,467.71	10.78
2-4 Units	113	21,905,762.97	4.38
Condominium	130	20,702,449.27	4.14
Manufactured Housing	111	9,073,097.92	1.82
Townhouse	5	903,457.80	0.18
Total	2,655	$499,874,784.01	100.00%

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,370	$461,199,081.50	92.26%
Non-owner	256	31,795,643.15	6.36
Second Home	29	6,880,059.36	1.38
Total	2,655	$499,874,784.01	100.00%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,301	$267,376,883.65	53.49%
Purchase	991	161,452,572.99	32.30
Rate/Term Refinance	363	71,045,327.37	14.21
Total	2,655	$499,874,784.01	100.00%

COMBINED ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
16.96 - 20.00	2	$58,167.51	0.01%
20.01 - 25.00	3	111,253.85	0.02
25.01 - 30.00	5	241,167.05	0.05
30.01 - 35.00	8	870,573.52	0.17
35.01 - 40.00	9	2,556,867.94	0.51
40.01 - 45.00	14	2,906,357.94	0.58
45.01 - 50.00	36	7,223,394.92	1.45
50.01 - 55.00	21	3,074,473.66	0.62
55.01 - 60.00	75	15,763,422.98	3.15
60.01 - 65.00	134	24,619,404.83	4.93
65.01 - 70.00	194	42,882,927.16	8.58
70.01 - 75.00	244	57,934,024.83	11.59
75.01 - 80.00	686	157,969,945.22	31.60
80.01 - 85.00	454	92,927,137.37	18.59
85.01 - 90.00	233	62,864,595.04	12.58
90.01 - 95.00	62	5,575,893.76	1.12
95.01 - 100.00	475	22,295,176.43	4.46
Total	2,655	$499,874,784.01	100.00%

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	21	$3,431,149.79	0.69%
Arizona	49	9,276,185.47	1.86
Arkansas	7	466,005.21	0.09
California	993	254,262,600.35	50.87
Colorado	237	42,040,618.38	8.41
Connecticut	12	4,239,172.06	0.85
Delaware	2	256,524.55	0.05
Florida	83	11,810,256.07	2.36
Georgia	31	3,986,024.44	0.80
Hawaii	5	1,654,558.39	0.33
Idaho	4	1,207,061.27	0.24
Illinois	87	14,835,193.36	2.97

STATE (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Indiana	22	1,729,371.39	0.35
Iowa	9	571,097.86	0.11
Kansas	8	639,025.29	0.13
Kentucky	9	644,280.84	0.13
Louisiana	19	1,856,855.60	0.37
Maryland	12	3,832,043.75	0.77
Massachusetts	35	9,891,875.29	1.98
Michigan	77	9,379,837.34	1.88
Minnesota	26	4,860,487.34	0.97
Mississippi	16	1,293,412.75	0.26
Missouri	52	4,482,215.73	0.90
Montana	12	1,550,697.15	0.31
Nebraska	16	2,307,173.95	0.46
Nevada	15	3,148,292.19	0.63
New Hampshire	6	888,944.81	0.18
New Jersey	21	5,618,672.22	1.12
New Mexico	7	792,703.39	0.16
New York	38	9,531,851.22	1.91
North Carolina	52	5,559,240.28	1.11
North Dakota	3	269,155.87	0.05
Ohio	56	5,953,324.78	1.19
Oklahoma	17	975,246.54	0.20
Oregon	56	6,764,462.48	1.35
Pennsylvania	47	4,354,149.23	0.87
Rhode Island	3	294,328.92	0.06
South Carolina	28	2,520,318.53	0.50
South Dakota	2	144,627.64	0.03
Tennessee	18	2,218,673.49	0.44
Texas	231	27,149,680.28	5.43
Utah	41	6,692,836.41	1.34
Vermont	2	205,039.23	0.04
Virginia	11	2,220,347.38	0.44
Washington	135	21,542,130.85	4.31
West Virginia	5	428,531.51	0.09
Wisconsin	11	1,122,240.68	0.22
Wyoming	6	976,262.46	0.20
Total	2,655	$499,874,784.01	100.00%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,158	$383,684,760.21	76.76%
Limited Documentation	68	16,074,999.87	3.22
Stated Income Documentation	429	100,115,023.93	20.03
Total	2,655	$499,874,784.01	100.00%

CREDIT GRADE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A	419	$87,821,576.22	17.57%
A1	280	55,899,243.77	11.18
A2	813	163,081,012.52	32.62
A3	23	6,131,087.14	1.23
A4	95	29,922,783.56	5.99
A5	52	12,898,148.82	2.58
AA	88	24,728,569.68	4.95
B-1	157	18,049,995.72	3.61
B-2	32	3,728,389.41	0.75
B-3	21	3,517,766.27	0.70
B-4	3	252,676.13	0.05
B-5	2	127,941.49	0.03
B1	197	24,141,810.69	4.83
B2	49	9,367,135.31	1.87
B3	29	5,116,757.93	1.02
B4	96	24,537,860.57	4.91
C	219	23,028,905.20	4.61
D	80	7,523,123.58	1.51
Total	2,655	$499,874,784.01	100.00%

FICO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	23	$3,461,019.90	0.69%
351 - 400	1	44,181.43	0.01
401 - 450	12	2,021,746.53	0.40
451 - 500	310	44,365,995.01	8.88
501 - 550	558	93,339,673.60	18.67
551 - 600	422	91,228,917.30	18.25
601 - 650	713	134,846,630.95	26.98
651 - 700	420	83,983,994.20	16.80
701 - 750	146	35,224,947.53	7.05
751 - 794	50	11,357,677.56	2.27
Total	2,655	$499,874,784.01	100.00%

GROSS COUPON (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.800 - 6.000	2	$980,372.51	0.20%
6.001 - 7.000	137	52,547,920.37	10.51
7.001 - 8.000	390	139,827,332.99	27.97
8.001 - 9.000	415	111,040,780.81	22.21
9.001 - 10.000	429	86,571,079.06	17.32
10.001 - 11.000	556	56,966,124.19	11.40
11.001 - 12.000	421	32,769,728.75	6.56
12.001 - 13.000	187	12,184,880.62	2.44
13.001 - 14.000	86	5,420,483.63	1.08
14.001 - 15.000	31	1,534,590.13	0.31
15.001 - 15.050	1	31,490.95	0.01
Total	2,655	$499,874,784.01	100.00%

MAXIMUM RATE (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.800 - 12.000	2	$980,372.51	0.23%
12.001 - 13.000	126	46,951,564.61	11.11
13.001 - 14.000	335	120,276,782.48	28.45
14.001 - 15.000	350	95,718,734.66	22.64
15.001 - 16.000	394	82,322,174.87	19.48
16.001 - 17.000	305	43,102,504.83	10.20
17.001 - 18.000	179	20,843,661.66	4.93
18.001 - 19.000	76	7,137,301.82	1.69
19.001 - 20.000	66	4,418,902.47	1.05
20.001 - 21.000	17	921,651.83	0.22
21.001 - 21.050	1	31,490.95	0.01
Total	1,851	$422,705,142.69	100.00%

MINIMUM RATE (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.800 - 6.000	2	$980,372.51	0.23%
6.001 - 7.000	126	46,951,564.61	11.11
7.001 - 8.000	336	120,649,874.34	28.54
8.001 - 9.000	354	97,260,311.87	23.01
9.001 - 10.000	392	80,759,295.88	19.11
10.001 - 11.000	302	42,750,714.75	10.11
11.001 - 12.000	181	21,146,634.91	5.00
12.001 - 13.000	74	6,834,328.57	1.62
13.001 - 14.000	66	4,418,902.47	1.05
14.001 - 15.000	17	921,651.83	0.22
15.001 - 15.050	1	31,490.95	0.01
Total	1,851	$422,705,142.69	100.00%

GROSS MARGIN (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.250 - 4.500	52	$17,168,935.17	4.06%
4.501 - 5.000	553	178,539,648.94	42.24
5.001 - 5.500	9	1,233,692.22	0.29
5.501 - 6.000	668	157,944,230.75	37.37
6.001 - 6.500	237	31,085,211.60	7.35
6.501 - 7.000	307	34,110,237.54	8.07
7.001 - 7.500	24	2,506,917.20	0.59
7.501 - 7.750	1	116,269.27	0.03
Total	1,851	$422,705,142.69	100.00%

NEXT ADJUSTMENT DATE (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
November 2002	1	$423,285.31	0.10%
December 2002	7	1,872,743.10	0.44
January 2003	1	83,917.17	0.02
October 2003	1	78,792.81	0.02
November 2003	1	170,196.58	0.04
December 2003	1	62,762.62	0.01
January 2004	7	2,947,517.07	0.70
February 2004	15	3,922,816.03	0.93
March 2004	12	1,596,409.88	0.38
April 2004	34	8,609,142.77	2.04
May 2004	529	132,564,561.45	31.36
June 2004	941	224,169,278.58	53.03
July 2004	59	10,877,911.89	2.57
November 2004	1	37,357.19	0.01
December 2004	4	314,372.55	0.07
January 2005	8	596,402.28	0.14
February 2005	47	5,052,202.17	1.20
March 2005	40	3,690,153.66	0.87
April 2005	31	4,028,097.59	0.95
May 2005	38	8,240,753.26	1.95
June 2005	61	11,782,213.38	2.79
July 2005	6	619,506.39	0.15
May 2007	2	771,289.72	0.18
June 2007	4	193,459.24	0.05
Total	1,851	$422,705,142.69	100.00%

INITIAL RATE CAP (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,573	$380,391,967.81	89.99%
3.000	278	42,313,174.88	10.01
Total	1,851	$422,705,142.69	100.00%

SUBSEQUENT RATE CAP (%) (ARMS ONLY):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,851	$422,705,142.69	100.00%
Total	1,851	$422,705,142.69	100.00%

Weighted Average Life Tables

Class I-A To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	20.48	5.33	3.59	2.86	2.13	1.82	1.57
MDUR (yr)	16.26	4.85	3.36	2.71	2.04	1.75	1.51
First Prin Pay	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02
Last Prin Pay	05/25/31	04/25/16	11/25/11	12/25/09	01/25/08	03/25/07	07/25/06

Class I-A To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	20.53	5.72	3.89	3.10	2.32	1.97	1.70
MDUR (yr)	16.29	5.13	3.59	2.91	2.20	1.89	1.64
First Prin Pay	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02
Last Prin Pay	06/25/32	02/25/29	11/25/22	12/25/18	11/25/14	01/25/13	07/25/11

Class II-A1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	19.73	5.39	3.64	2.89	2.16	1.84	1.59
MDUR (yr)	15.43	4.86	3.38	2.72	2.06	1.77	1.53
First Prin Pay	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02
Last Prin Pay	05/25/31	04/25/16	11/25/11	12/25/09	01/25/08	03/25/07	07/25/06

Class II-A1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	19.78	5.79	3.95	3.14	2.36	2.01	1.73
MDUR (yr)	15.46	5.14	3.62	2.92	2.23	1.91	1.66
First Prin Pay	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02
Last Prin Pay	05/25/32	01/25/29	10/25/22	01/25/19	01/25/15	02/25/13	09/25/11

Weighted Average Life Tables

Class II-A2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	19.73	5.39	3.64	2.89	2.16	1.84	1.59
MDUR (yr)	15.43	4.86	3.38	2.72	2.06	1.77	1.53
First Prin Pay	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02
Last Prin Pay	05/25/31	04/25/16	11/25/11	12/25/09	01/25/08	03/25/07	07/25/06

Class II-A2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	19.78	5.79	3.95	3.14	2.36	2.01	1.73
MDUR (yr)	15.46	5.14	3.62	2.92	2.23	1.91	1.66
First Prin Pay	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02	09/25/02
Last Prin Pay	05/25/32	01/25/29	10/25/22	01/25/19	01/25/15	02/25/13	09/25/11

Class S1 Sensitivity Tables

Class I-S1 Certificates to Call

FRM Prepay Speed	35% CPR	40% CPR	45% CPR	50% CPR	55% CPR	56% CPR	57% CPR	58% CPR	59% CPR	60% CPR
ARM Prepay Speed	35% CPR	40% CPR	45% CPR	50% CPR	55% CPR	56% CPR	57% CPR	58% CPR	59% CPR	60% CPR
Flat Price: 9-24	5.000	5.000	5.000	5.000	5.000	3.735	2.402	0.992	-0.532	-2.234
MDUR (yr)	1.26	1.26	1.26	1.26	1.26	1.24	1.23	1.22	1.21	1.20

Class II-S1 Certificates to Call

FRM Prepay Speed	35% CPR	40% CPR	45% CPR	50% CPR	55% CPR	56% CPR	57% CPR	58% CPR	59% CPR	60% CPR
ARM Prepay Speed	35% CPR	40% CPR	45% CPR	50% CPR	55% CPR	56% CPR	57% CPR	58% CPR	59% CPR	60% CPR
Flat Price: 8-00+	5.000	5.000	5.000	5.000	5.000	3.775	2.459	0.983	-0.663	-2.464
MDUR (yr)	1.25	1.25	1.25	1.25	1.25	1.24	1.23	1.22	1.21	1.20

Effective Net WAC Rate Cap Schedule (1)

Period	Group 1 Net WAC Rate (2,3,4)	Group 2 Net WAC Rate (2,3,4)	Period	Group 1 Net WAC Rate (2,3,4)	Group 2 Net WAC Rate (2,3,4)	Period	Group 1 Net WAC Rate (2,3,4)	Group 2 Net WAC Rate (2,3,4)
1	NA	NA	31	9.88%	9.33%	61	13.51%	12.57%
2	8.75%	8.41%	32	8.90%	8.41%	62	13.96%	12.99%
3	8.48%	8.16%	33	9.18%	8.70%	63	13.51%	12.57%
4	8.67%	8.34%	34	8.86%	8.72%	64	13.96%	12.99%
5	8.41%	8.10%	35	10.13%	9.62%	65	13.51%	12.57%
6	8.53%	8.17%	36	11.00%	10.31%	66	13.50%	12.56%
7	9.21%	8.82%	37	10.99%	10.30%	67	14.43%	13.43%
8	8.45%	8.11%	38	11.36%	10.65%	68	13.50%	12.56%
9	8.63%	8.28%	39	10.99%	10.31%	69	13.95%	12.97%
10	8.37%	8.04%	40	11.36%	10.86%	70	13.50%	12.55%
11	8.70%	8.33%	41	11.85%	11.08%	71	13.95%	12.97%
12	8.43%	8.08%	42	11.85%	11.08%	72	13.49%	12.55%
13	8.40%	8.05%	43	13.11%	12.26%	73	13.49%	12.55%
14	8.58%	8.23%	44	11.84%	11.08%	74	13.94%	12.96%
15	8.32%	7.99%	45	12.24%	11.45%	75	13.49%	12.54%
16	8.64%	8.28%	46	11.84%	11.28%	76	13.94%	12.96%
17	8.39%	8.04%	47	13.11%	12.24%	77	13.49%	12.54%
18	8.35%	8.01%	48	12.69%	11.85%	78	13.48%	12.54%
19	8.76%	8.40%	49	12.69%	11.84%	79	14.93%	13.88%
20	8.27%	7.94%	50	13.11%	12.24%	80	13.48%	12.53%
21	8.59%	8.23%	51	12.69%	11.85%	81	13.93%	12.95%
22	8.33%	8.14%	52	13.11%	12.44%	82	13.48%	12.53%
23	9.36%	8.94%	53	13.53%	12.59%	83	13.92%	12.94%
24	9.08%	8.68%	54	13.52%	12.59%	84	13.47%	12.52%
25	9.12%	8.76%	55	14.97%	13.93%	85	13.47%	12.52%
26	9.47%	9.08%	56	13.52%	12.58%	86	13.92%	12.93%
27	9.19%	8.81%	57	13.97%	13.00%	87	13.47%	12.51%
28	9.40%	9.17%	58	13.52%	12.58%	88	13.92%	12.93%
29	9.93%	9.48%	59	13.97%	13.00%	89	13.47%	12.51%
30	9.88%	9.45%	60	13.51%	12.58%			

(1) Assumes Net WAC Rate adjusted to an actual/360 basis.
(2) Assumes that One Month LIBOR is 1.83875% and Six Month LIBOR is 1.95000% for the first period and after the first period, both indices simultaneously increase to 20.00%.
(3) The Mortgage Loans are run at the Pricing Prepayment Speed to call.
(4) Includes proceeds from the Yield Maintenance Agreement.